UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Class of Securities)

Sanj K. Patel

President & Chief Executive Officer

Synageva Biopharma Corp.

33 Hayden Avenue

Lexington, MA 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 5, 2015, Synageva BioPharma Corp., a Delaware corporation (“Synageva” or the “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Parent’s wholly-owned subsidiaries, Pulsar Merger Sub Inc., a Delaware corporation (“Purchaser”) and Galaxy Merger Sub LLC, a Delaware limited liability company (“Merger Sub 2”).

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction:

(i)	Joint press release issued by Parent and Synageva, dated May 6, 2015

The item listed above was first used or made available on May 6, 2015. In addition, the information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 6, 2015 (including all exhibits attached thereto) are incorporated herein by reference.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

Parent has not commenced the Offer. Upon commencement of the Offer, Parent will file with the SEC a Tender Offer Statement on Schedule TO. Following commencement of the Offer, Synageva will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. In addition, Parent will file a registration statement on Form S-4 that will serve as a prospectus for the shares of Parent stock to be issued as the Transaction Consideration. If the offer is successfully completed, the remaining shares of Synageva stock will be purchased by Parent in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required. Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the Offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Parent that will serve as a prospectus for the shares of Parent stock to be issued as Transaction Consideration and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Stockholders are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents), the Solicitation/Recommendation Statement on Schedule 14D-9 and the Registration Statements on Form S-4 when such documents become available, as they will contain important information about the Offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. Requests for copies of the Tender Offer Statement, the Schedule 14D-9, and the Registration Statements on Form S-4 and other documents filed by Synageva with the SEC may be made by written request to the Investor Relations Department, Synageva BioPharma Corp., 33 Hayden Avenue, Lexington, MA 02421, telephone number (781) 357-9947 or from Synageva’s website, synageva.com and requests for copies of the Tender Offer Statement, the Proxy Statement of the Registration Statements on Form S-4 and other documents filed by Parent with the SEC may be made by written request to Investor Relations Department, Alexion Pharmaceuticals, Inc., 352 Knotter Drive, Cheshire, CT 06410, telephone number (203) 699-7722 or from Parent’s website, alexionpharm.com.

Alexion to Acquire Synageva to Strengthen Global Leadership in Developing and Commercializing Transformative Therapies for Patients with Devastating and Rare Diseases

— Expands Alexion’s metabolic franchise with the addition of Kanuma™ (sebelipase alfa) for LAL Deficiency (LAL-D) –

— Launches of Kanuma and Alexion’s Strensiq™ (asfotase alfa) expected in 2015 –

— Creates the most robust rare disease pipeline in biotech; adds SBC-103 for MPS IIIB to clinical development programs –

— Combined pipeline to have eight highly innovative product candidates in the clinic for eleven indications —

— Preclinical pipeline to have more than 30 diverse programs across a range of therapeutic modalities, including 12 from Synageva’s novel drug discovery platform, with at least four additional programs to enter the clinic in 2016 –

— Transaction valued at $8.4 billion net of cash —

— Accelerates and diversifies Alexion’s growing revenues starting in 2015—

— Accretive to non-GAAP EPS in 2018 –

— Alexion Board increases authorized share repurchase to a total of $1 billion —

Cheshire, CT and Lexington, MA – May 6, 2015 – Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN) and Synageva BioPharma Corp. (Nasdaq: GEVA) announced today that they have entered into a definitive agreement pursuant to which Alexion will acquire Synageva for consideration of $115 in cash and 0.6581 Alexion shares, for each share of Synageva, implying a total per share value of $230 based on the nine day volume-weighted average closing price of Alexion stock through May 5, 2015. The acquisition strengthens Alexion’s global leadership in developing and commercializing transformative therapies for patients with devastating and rare diseases.

The transaction has been unanimously approved by both companies’ Boards of Directors, and is valued at approximately $8.4 billion net of Synageva’s cash. The transaction is expected to accelerate and diversify Alexion’s growing revenues, and Alexion expects to achieve annual cost synergies starting this year and growing to at least $150 million in 2017. In addition, the transaction is expected to be accretive to non-GAAP earnings per share in 2018.

“Synageva is an ideal strategic and operational fit for Alexion that aligns with what we know well and do well — providing life-transforming therapies to an increasing number of patients with devastating and rare diseases,” said David Hallal, Chief Executive Officer of Alexion. “With strong ongoing Soliris growth in PNH and aHUS worldwide, and the anticipated 2015 global launches of Strensiq and Kanuma, we will accelerate and diversify our revenue growth. We are excited to create the most robust rare disease pipeline in biotech across a range of therapeutic modalities. Synageva is an outstanding company that shares Alexion’s commitment to serving patients with rare diseases, and together we will create increasing value for our stakeholders.”

“Alexion is uniquely suited to advance Synageva’s mission to deliver life-saving therapies to patients whose diseases were once considered too rare for developing treatments,” said Sanj K. Patel, President and Chief Executive Officer of Synageva. “As Kanuma moves closer toward patients who suffer from LAL Deficiency, and the other pipeline programs continue to progress, I am confident that this transaction will help continue to improve the lives of patients with LAL Deficiency and other devastating, rare diseases for years to come.”

The addition of Kanuma expands Alexion’s premier global metabolic rare disease franchise. Alexion will leverage its proven expertise in rare disease education and diagnostics, and its 50-country operating platform, to maximize the opportunity to serve patients suffering from LAL-D. The Company expects that these efforts will result in more infants, children and adults with LAL-D receiving a rapid and accurate diagnosis and, following regulatory approvals for Kanuma, enable physicians to make better informed treatment decisions for their patients. Kanuma is under Priority Review with the U.S. Food and Drug Administration (FDA) and has been granted accelerated assessment of its Marketing Authorization Application (MAA) by the European Medicines Agency (EMA). Kanuma has been granted Breakthrough Therapy Designation by the FDA for LAL Deficiency presenting in infants. Regulatory decisions in the U.S. and Europe are expected in the second half of 2015.

Alexion developed Soliris® (eculizumab) from the laboratory through regulatory approvals, and currently provides Soliris to patients around the world with paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS), two life-threatening ultra-rare disorders. Since its launch in 2007, Soliris has grown to more than $2 billion in revenues in 2014, with additional growth anticipated as the Company has consistently identified significant numbers of new patients with PNH and aHUS each year. With Soliris, and following the anticipated approvals of Kanuma and Strensiq, Alexion will have three highly innovative and transformative therapies serving patients with four devastating and rare diseases in 2015.

“By every measure, Alexion is at the strongest and most promising point in our history given the strength of our clinical, commercial, and operational performance and the depth of our team,” said Leonard Bell, M.D., Chairman of Alexion’s Board of Directors. “These strengths will enable us to accelerate the transformation of the lives of patients suffering from LAL-D around the world. Also, I am personally very pleased that Dr. Felix Baker, a deeply experienced board member and leader in the biopharmaceutical industry, will join the Alexion Board of Directors when our transaction is completed. I look forward to working with Felix as we pursue our ambitions to serve more patients with more severe and rare disorders.”

“This transaction provides Synageva shareholders with immediate value and the opportunity to participate in Alexion’s long-term growth potential,” said Felix Baker, Ph.D., Chairman of Synageva’s Board of Directors. “I am excited to be joining the board of Alexion, a leading, global biotechnology company that is aligned with the mission that Synageva was founded upon – to serve patients who would otherwise be left behind.”

Acquisition Creates Most Robust Rare Disease Pipeline in Biotech; Expands Manufacturing Capabilities

Synageva’s pipeline is complementary to Alexion’s growing portfolio of highly innovative product candidates for patients with devastating and rare diseases. Alexion will have a robust clinical pipeline with eight product candidates in clinical trials for eleven indications. The programs include Synageva’s SBC-103, an investigational enzyme replacement therapy in an ongoing Phase 1/2 trial for patients with mucopolysaccharidosis IIIB (MPS IIIB), a genetic and progressive rare metabolic disease. SBC-103 was granted Fast Track designation by the FDA in January 2015.

In addition, Alexion will have more than 30 diverse pre-clinical programs across a range of therapeutic modalities, including 12 from Synageva’s novel drug discovery platform. At least four pre-clinical candidates from the combined pipelines are expected to enter the clinic by year-end 2016.

Alexion will also have expanded manufacturing capabilities with three Synageva upstream facilities. Synageva brings to Alexion a proprietary manufacturing technology, known as the expression platform, an integrated system of proprietary vectors that can be used to produce proteins with human-like glycosylation patterns, creating additional therapies with better targeting capabilities and the potential for greater efficacy.

Terms of the Transaction

Alexion will acquire all of the outstanding shares of common stock of Synageva through an exchange offer, followed by a second-step merger, with each share receiving $115 in cash and 0.6581 shares of Alexion stock. The stock portion of the consideration is expected to be tax-free to Synageva stockholders.

The completion of the exchange offer and the merger are subject to customary closing conditions, the tender of a majority of the outstanding shares of Synageva common stock and receipt of required regulatory approval. The transaction is expected to close mid-2015. The merger agreement provides that Alexion may, in certain circumstances, determine to alternatively effect the transaction through a one-step merger, in which case a meeting of Synageva stockholders would be held to vote on the transaction.

In connection with the Transaction, Synageva shareholders, including affiliates of Baker Brothers Investments, have entered into voting and support agreements with Alexion covering approximately 33.5% of Synageva’s outstanding shares.

Alexion has received committed financing of $3.5 billion from Bank of America Merrill Lynch and J.P. Morgan in connection with the transaction.

Lazard and J.P. Morgan are acting as the financial advisors to Alexion, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel. Goldman Sachs & Co. is acting as the financial advisor to Synageva, and Sullivan & Cromwell LLP and Ropes & Gray LLP are serving as legal counsel.

For additional details on the transaction, please visit www.alexion-synagevatransaction.com.

Share Repurchase Authorization

The Company also announced that its Board of Directors has increased the size of the Company’s share repurchase authorization to a total of $1 billion. The Board’s authorization is open-ended and does not establish a timeframe for the purchases; however, no repurchases will be made during the pendency of the transaction.

Conference Call

Alexion will host a conference call today, Wednesday, May 6, 2015, at 8:30 a.m. Eastern Time, to discuss the transaction. To participate in this conference call, dial (866) 547-1509 (USA) or +1 (920) 663-6208 (International), passcode 39278214 shortly before 8:30 a.m. ET. The replay will be available for 30 days by dialing (800) 585-8367 (USA) or +1 (404) 537-3406 (International), passcode 39278214. The webcast will be available for 90 days following today’s call and can be accessed via the following link: http://event.on24.com/r.htm?e=990792&s=1&k=DFB1141BEEB094482037FFF1DCD4A29B.

About Alexion

Alexion is a biopharmaceutical company focused on serving patients with severe and rare disorders through the innovation, development and commercialization of life-transforming therapeutic products. Alexion is the global leader in complement inhibition and has developed and markets Soliris® (eculizumab) as a treatment for patients with PNH and aHUS, two debilitating, ultra-rare and life-threatening disorders caused by chronic uncontrolled complement activation. Soliris is currently approved in nearly 50 countries for the treatment of PNH, and in nearly 40 countries for the treatment of aHUS. Alexion is evaluating other potential indications for Soliris in additional severe and rare disorders beyond PNH and aHUS, and is developing other highly innovative biotechnology product candidates across multiple therapeutic areas. This press release and further information about Alexion can be found at www.alexion.com.

[ALXN-G]

About Synageva

Synageva is a biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with rare diseases. The company’s pipeline consists of protein therapeutic programs for rare diseases with unmet medical need which are currently at various stages of development. The company is planning for a global launch of Kanuma for the treatment of LAL Deficiency and is dosing patients in a Phase 1/2 trial with its second, first-mover program, SBC-103 for MPS IIIB. The company’s third, first-mover program, SBC-105, is an enzyme replacement therapy in preclinical development for disorders of calcification. In addition to these first-mover programs, the pipeline also consists of opportunities that leverage the company’s manufacturing platform and other capabilities to create potentially bio-superior treatments for patient populations where there is still unmet medical need. The company has recently produced enzymes targeting Hunter syndrome, Fabry disease and Pompe disease with expression levels and activity that support further preclinical development.

About Soliris® (eculizumab)

Soliris is a first-in-class terminal complement inhibitor developed from the laboratory through regulatory approval and commercialization by Alexion. Soliris is approved in the U.S. (2007), European Union (2007), Japan (2010) and other countries as the first and only treatment for patients with paroxysmal nocturnal hemoglobinuria (PNH) to reduce hemolysis. PNH is a debilitating, ultra-rare and life-threatening blood disorder, characterized by complement-mediated hemolysis (destruction of red blood cells). Soliris is also approved in the U.S. (2011), European Union (2011), Japan (2013) and other countries as the first and only treatment for patients with atypical hemolytic uremic syndrome (aHUS) to inhibit complement-mediated thrombotic microangiopathy, or TMA (blood clots in small vessels). aHUS is a debilitating, ultra-rare and life-threatening genetic disorder characterized by complement-mediated TMA. Soliris is not indicated for the treatment of patients with Shiga-toxin E. coli-related hemolytic uremic syndrome (STEC-HUS). For the breakthrough medical innovation in complement inhibition, Alexion and Soliris have received some of the pharmaceutical industry’s highest honors: the Prix Galien USA (2008, Best Biotechnology Product) and France (2009, Rare Disease Treatment).

More information including the full U.S. prescribing information on Soliris is available at www.soliris.net.

About Strensiq™ (asfotase alfa)

Strensiq is an investigational, highly innovative, first-in-class enzyme replacement therapy. Strensiq is designed to address the underlying cause of hypophosphatasia (HPP) by aiming to restore the genetically defective metabolic process, thereby preventing or reversing the severe and potentially life-threatening complications of life-long dysregulated mineral metabolism.

The FDA granted Breakthrough Therapy designation for Strensiq and accepted the Company’s Biologics License Application (BLA) for Priority Review. Alexion has also submitted a Marketing Authorization Application (MAA) for Strensiq to the EMA and has submitted a New Drug Application for Strensiq to Japan’s Ministry of Health, Labour and Welfare (MHLW).

About Kanuma™ (sebelipase alfa)

Kanuma is a recombinant form of the human LAL enzyme being developed by Synageva as an enzyme replacement therapy for LAL Deficiency. Kanuma has been granted orphan designation by the FDA, EMA, and Japan’s MHLW. Additionally, Kanuma received fast track designation and Breakthrough Therapy designation by the FDA for LAL Deficiency presenting in infants. The FDA accepted the BLA for Kanuma and granted Priority Review. The EMA validated the MAA for Kanuma and granted the company’s request for accelerated assessment.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange

Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced, and no proxies are yet being solicited. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that Alexion and its offering subsidiary, Galaxy Merger Sub Inc. (“Offeror”), will file with the SEC.

Offeror plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; Synageva plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer; and Alexion plans to file a registration statement on Form S-4 that will serve as a prospectus for Alexion shares to be issued as consideration in the offer and merger. If the offer is successfully completed, the remaining shares of Synageva will be purchased by Alexion in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required. Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. IN EITHER CASE, THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ALEXION, SYNAGEVA AND THE TRANSACTIONS. SYNAGEVASTOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SHARES OR, IF NECESSARY, VOTING ON THE TRANSACTION. These documents will be made available to Synageva stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947.

In addition to the SEC filings made in connection with the transaction, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction. Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

Alexion Contacts:

Media

Irving Adler, 203-271-8210

Vice President, Corporate Communications

Kim Diamond, 203-439-9600

Senior Director, Corporate Communications

Sard Verbinnen & Co (Representing Alexion):

Andrew Cole/Devin Broda, 212-687-8080

Investors

Elena Ridloff, CFA, 203-699-7722

Executive Director, Investor Relations